UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number 001-37626

Mesoblast Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu

Chief Executive Officer and Executive Director

Level 38

55 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On November 23, 2022, Mesoblast Limited filed with the Australian Securities Exchange a new release announcement which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

On November 23, 2022, Mesoblast Limited filed with the Australian Securities Exchange a new release announcement and presentation to Annual General Meeting, which are attached hereto as Exhibit 99.2 and Exhibit 99.3, and are incorporated herein by reference.

On November 23, 2022, Mesoblast Limited filed with the Australian Securities Exchange the Chairman’s Annual General Meeting address and results of Annual General Meeting, which are attached hereto as Exhibit 99.4 and Exhibit 99.5, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Niva Sivakumar

Niva Sivakumar
Company Secretary

Dated: November 28, 2022

INDEX TO EXHIBITS

Item

99.1	Press release of Mesoblast Ltd, dated November 23, 2022.
99.2	Press release of Mesoblast Ltd, dated November 23, 2022.
99.3	Presentation to Annual General Meeting, dated November 23, 2022.
99.4	Chairman’s Annual General Meeting address, dated November 23, 2022.
99.5	Results of Annual General Meeting, dated November 23, 2022.